UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-50680
BARRIER THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, NJ
(609) 945-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $.0001 per share
(Title of each class of securities covered by this Form)

None.
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Barrier Therapeutics, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 18, 2008	By:	/s/ Devin Buckley
		Name:	Devin Buckley
		Title:	Vice President and Assistant Secretary